[LETTERHEAD OF PHANTOM FIBER CORPORATION]


Division of Corporate Finance
US Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn.: Mr. Eric Attallah, Staff Accountant
       Submitted VIA EDGAR

RE: Phantom Fiber Corporation


Dear Mr. Attallah:

This letter responds to comment number "1" contained in the Staff letter, dated May 26, 2009.

Comment #1:

We note you have omitted the words "and accuracy" from the first bullet point in your response to prior comment 1. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that the company is responsible for the adequacy and accuracy of the disclosure in the filings.

Response to Comment #1:

The company acknowledges it is responsible for the adequacy and accuracy of the disclosure in the filings.

Please feel free to call me if you have any comments or questions at 212-785-6200.

Best regards,


/S/ Kevin H. Kading
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Kevin H. Kading                                                     15 June 2009